UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated February 7, 2011

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 8

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-168347), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-149634) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

CAPITALIZATION AND INDEBTEDNESS

The following table sets out our called up share capital, and the borrowings and indebtedness of Vodafone Group Plc, its consolidated subsidiaries and share of joint ventures, referred to as the “Group”, at September 30, 2010.

At September 30,
2010
£
(in millions)
Borrowings and Indebtedness
Short-term borrowing	11,489
Short-term derivative financial instruments *	347
Total short-term borrowings	11,836

Long-term borrowings	30,636
Long-term derivative financial instruments *	436
Total long-term borrowings	31,072

Total borrowings and indebtedness	42,908

Share Capital
Called up share capital (57,810,119,659 ordinary shares allotted, issued and fully paid)	4,153
Treasury shares held (5,167,711,438 shares)	(7,863)
Additional paid-in capital	153,597
Retained losses	(75,266)
Accumulated other comprehensive income	15,746

Total equity and shareholders’ funds	90,367

Total Capitalization and Indebtedness	133,275

* Certain mark to market adjustments on financing instruments are included within derivative financial instruments, a component of trade and other payables

(1)             At September 30, 2010, all borrowings and indebtedness are unsecured, except for indebtedness in respect of Vodafone Essar of INR193.7 billion, Vodafone Americas Finance 2 Inc of US$1.4 billion and Vodafone Holdings SA Pty Limited of ZAR4.2 billion.  On January 12, 2011 Vodafone Ghana drew down an initial $50 million on a secured, limited recourse loan from the International Finance Corporation (a subsidiary of the World Bank).

(2)             At September 30, 2010, the Group had contingent indebtedness relating to outstanding guarantees, performance bonds and other contingent indebtedness items totaling £762 million.  On January 7, 2011 Vodafone International Holdings BV provided an INR 85 billion bank guarantee to the Indian Supreme Court in relation to the Indian tax litigation related to the acquisition of CGP.  In support of the bank guarantee, the Group has pledged cash collateral of €1.6 billion.

(3)             At September 30, 2010, the Group had cash and cash equivalents of £9,113 million, investments in index linked government bonds of £539 million and trade and other receivables which comprise certain mark to market adjustments on financing instruments of £2,799 million, giving total net borrowings and indebtedness of £30,457 million.

(4)             The Group’s outstanding US and euro commercial paper, reported within short-term borrowing in the above table, decreased by €1,095 million, US$30 million and £26 million between September 30, 2010 and January, 18, 2011.

(5)             Other than the changes mentioned in the above footnotes, changes due to movements in foreign exchange rates and changes due to the ongoing purchase of shares under the £2.8 billion share buy back program, there has been no material change in the capitalization and indebtedness of the Group since September 30, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: February 7, 2011	By:	/s/ R E S MARTIN
Name: Rosemary E S Martin
Title: Group General Counsel and Company Secretary